August 3, 2012

Mr. Matthew Crispino
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Personality Software Systems, Inc.
Amendment No. 1 to Form S-1
File No. 333-182393
Filed June 28, 2012

Dear Mr. Crispino:

Personality Software Systems, Inc. submits this letter to you in response to your letter of July 25, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any written materials that we, or anyone authorized to do so on our behalf, would provide to potential investors that are qualified institutional buyers or institutional accreted investors.  We will not offer our offering to qualified institutional buyers or institutional accreted investors.  In addition, we do not have any research reports and will not use any broker or dealer to participate in our offering.

COMMENT:

Prospectus Cover Page

2.
We note your disclosure in the risk factor section that you plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have your common stock quoted on the OTC Electronic Bulletin Board.  Please include this disclosure on the prospectus cover page.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included a disclosure on the prospectus cover page referencing our plans to contact a market maker following the effectiveness of our Registration Statement.  We have provided below a copy of the disclosure as it appears on the prospects cover page in the Form S-1/A filing.

We plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB).

COMMENT:

Summary of Prospectus

General Information about the Company, page 1

3.
You indicate here that you intend to market your solution to human resources departments which have more than 15 employees.  Note 1 to your audited financial statements, however, indicates that you will market your solution to human resource departments with more than 10 employees.  Please resolve this discrepancy.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our auditor has revised Note 1 in the audited financials to correctly state that we intend to market our solution to human resource departments who have more than 15 employees.

COMMENT:

The Offering, page 5

4.
Given the minimum nature of your offering, it is unclear why you state on page five that “there is no minimum number of shares required to be purchased.”  To the extent that you are referring to the fact that there is no minimum investment required from any individual investor, revise to make this clear.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the filing to clarify that “there is no minimum investment required from any individual investor”.   We revised “The Offering” section and where appropriate throughout the filing to provide clarification and consistency.

COMMENT:

5.
You indicate on page 6 that the net proceeds you will receive through this offering will be $150,000.  In your use of proceeds section, however you estimate the expenses related to this offering to be $10,500.  Revise so that that amount of net proceeds from this offering disclosed in your prospectus summary is consistent with your use of proceeds section.  Also when stating the amount of net proceeds that may be received, list the net proceeds that you will receive in the event you raise the minimum amount of proceeds, 50% of the maximum amount of proceeds and 100% of the maximum amount of proceeds.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised sub-section “Net Proceeds to Company” of “The Offering” section to accurately reflect net proceeds to the Company based on the Minimum Amount, 50% of Maximum Amount, and Maximum Amount.  We have provided a copy of the revision as it now appears in the filing below.

Net Proceed to Company:	Minimum Amount: $19,500
50% of Maximum Amount: $64,500
Maximum Amount: $139,500

COMMENT:

Risk Factors

General

6.
It is unclear from your disclosure whether you intend to register a class of securities under Section 12 of the securities Exchange Act.  To the extent that you do not intend to register a class of securities under Section 12, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants.  You should also briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do intend to file the Form 8-A prior to the effectiveness of the registration statement.

COMMENT:

7.
We note that your attorney is also serving as your escrow agent.  Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party.  Also, please tell us if the fact that the escrow agent is not an independent third party will have any impact on the company’s ability to promptly return funds to investors if the minimum offering is not achieved.  Refer to Exchange Act Rules 10b-9(a) and 15c2-4(b)(1).

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a risk factor to alert investors to any potential conflict of interest regarding the fact that our legal counsel also serves as our escrow agent and is not an independent third party.  In addition, we have addressed the Staff’s concern regarding the company’s ability to promptly return funds to investors if the minimum offering is not achieved.  We have provided below a copy of the risk factor as it appears in the amended filing below.

OUR LEGAL COUNSEL ALSO SERVES AS THE COMPANIES ESCROW AGENT AND THEREFORE IS NOT AN INDEPENDENT THIRD PARTY.

Personality Software Systems escrow agent, Law Offices of Harold P. Gewerter, Esq., Ltd., acts as legal counsel for Personality Software Systems and is therefore not an independent third party.  If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds from the escrow account will be returned to investors promptly within 5 days without interest (since the funds are being held in a non-interest bearing account) or deduction of fees.  The fact that our attorney is not an independent third party will not have any impact on the Company’s ability to return funds if the minimum is not achieved within 180 days of the date of this prospectus.

COMMENT:

8.
Please add a risk factor discussing the likelihood that your common stock will be considered a “penny stock”.  Discuss the applicable SEC rules governing the trading of “penny stock” and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered “penny stock”.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have added a risk factor discussing the likelihood that our common stock will be considered a “penny stock”.  In addition, we have included a discussion relating to its SEC rules governing the trading of “penny stocks” and limits relating to liquidity which may affect the trading price of our common stock.  We have provided a copy of the discussion as it appears in the “Risk Factors” section of the amended filing below.

OUR STOCK MAY BE CONSIDERED A “PENNY STOCK” AND THEREFORE WOULD BE SUBJECT TO SEC RULES GOVERNING LIMITS RELATING TO LIQUIDITY WHICH MAY AFFECT THE TRADING PRICE.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock.  The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act.  The shares will remain penny stocks for the foreseeable future.  The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/his investment.  Any broker-dealer engaged by the purchaser for the purpose of selling his or his shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act.  Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which: a) contains a description of the nature and level of risk in the market for penny stock in both Public offerings and secondary trading; b) contains a description of the broker’s or dealer’s duties to the customer and of the right; c) and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended; d) contains a brief, clear, narrative description of a dealer market, including “bid” and “ask” price for the penny stock and the significance of the spread between the bid and ask price; e) contains a toll-free number for inquiries on disciplinary actions; f) defines significant terms in the disclosure document or in the conduct of trading penny stocks; g) and contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer: a) the bid and offer quotations for the penny stock; b) the compensation of the broker-dealer and its salesperson in the transaction; c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; d) and monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling their securities.

COMMENT:

“Uriel Lizama’s lack of experience in management of reporting companies.” Page 8

9.
Include under a separate risk factor heading the discussion regarding the timing of when you will be required to provide management’s report on the effectiveness of your internal control over financial reporting and when you will become subject to the auditor attestation requirements.  In addition, expand the disclosure to discuss associated risks.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a separate risk factor heading regarding the timing of when we will be required to provide management’s report on the effectiveness of our internal control over financial reporting and when we will be subject to the auditor attestation requirements.  In addition, we have expanded the disclosure to discuss associated risks.  We have provided a copy of the risk factor as it now the amended filing below.

IN THE FUTURE OUR COMPANY WILL BE REQUIRED TO PROVIDE MANAGEMENT’S REPORT ON THE EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING AND WE WILL BE SUBJECT TO AUDITOR ATTESTATION REQUIREMENTS.

The Company will not be required to provide management’s report on the effectiveness of our internal controls over financial reporting until our second annual report.  In addition, the Company will be exempt from the auditor attestation requirements concerning any such report so long as we are a smaller reporting company.  This may cause the Company to incur additional costs related to auditing and also the examination, investigation and report on internal controls.

COMMENT:

“We are selling this offering without an underwriter and may be unable to sell any shares.”  Page 11

10.
You indicate in this risk factor heading that investors will receive a return of their entire investment unless you are successful in selling any shares in this offering.  Revise this risk factor heading so that it clearly indicates that no proceeds from this offering are required to be returned if the minimum amount of shares are sold.  Discuss the risks and uncertainties related to the completion of your business plan in the event you raise less than the maximum offering proceeds.  Also, discuss the risks and uncertainties related to the completion of your business plan in the event you raise less than the maximum offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the risk factor heading to clearly indicate that no proceeds from this offering are required to be returned if the minimum amount of shares are sold.  In addition, we have provided a discussion of the risk and uncertainties related to the completion of our business plan in the event we raise less than the maximum offering proceeds.  We have provided a copy of the risk factor as it now appears in the amended filing below.

WE ARE SELLING THIS OFFERING WITHOUT AN UNDERWRITER AND MAY BE UNABLE TO SELL ANY SHARES. UNLESS WE ARE SUCCESSFUL IN SELLING THE MINIMUM SHARES AND RECEIVING THE PROCEEDS FROM THIS OFFERING, WE MAY HAVE TO SEEK ALTERNATIVE FINANCING TO IMPLEMENT OUR BUSINESS PLANS AND YOU WOULD RECEIVE A RETURN OF YOUR ENTIRE INVESTMENT.  NO PROCEEDS FROM THIS OFFERING ARE REQUIRED TO BE RETURNED IF THE MINIMUM AMOUNT OF SHARES ARE SOLD.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that he will be able to sell any of the shares. In the event we do not sell at least the minimum of the shares before the expiration date of the offering, all funds raised will be promptly returned to the investors, without interest or deduction.   If we raise only the minimum offering, the Company will be able to complete its business plan as described (please see section titled “Management’s Discussion and Analysis or Plan of Operation” in this offering for a detailed discussion of the Milestones we plan to complete based on the three levels of offering proceeds we may receive from this offering).  Any raise above the minimum (up to the maximum offering) will allow the more rapid expansion and completion of the business plan.

COMMENT:

Plan of Distribution

11.	Describe in this section the procedures that are in place to ensure that funds will be promptly returned to investors.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a procedure in the “Plan of Distribution” section of the amended filing to ensure that funds will be promptly returned to investors.   We have added a disclosure that  in the event the Minimum amount of funds have not been received within 180 days of the date of the prospectus that they will be promptly returned “within 5 days” without interest (since the funds are being held in a non-interest bearing account) or deduction of fees.  In addition, we have added this procedure to the Escrow Agreement in Section 4 and titled Disbursement from the Bank Account.

COMMENT:

Deposit of Offering Proceeds, page 16

12.	Please disclose the name of the bank at which the proceeds from the sale will be deposited until minimum offering proceeds are raised.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to disclose the name of the bank at which the proceeds from the sale will be deposited.  We have provided a copy of the disclosure as it appears in the “Deposit of Offering Proceeds” section and it appears as follows: “The Escrow Agent shall cause Bank of the West to process all Escrow Amounts for collection through the banking system.”

COMMENT:

Procedures and Requirements for Subscription, page 17

13.
You state that you reserve the right to either accept or reject any subscriptions.  Tell us, with a view towards disclosure, whether there are conditions (other than the method of payment and the completion of a subscription agreement) that must be met for subscriptions to be accepted.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our disclosure to include conditions that must be met for subscriptions to be accepted.  We have provided below a copy of the discussion as it appears in the amended filing as written below.

Conditions for the acceptance of a subscription agreement include an acceptable method of payment, completion of a subscription agreement, and funds must come through the efforts of our President Uriel Lizama as acceptance of funds in any other event would fall outside the procedures set forth in this registration.

COMMENT:

Description of Business

General Information, page 19

14.
A search of the website for the Nevada Secretary of State indicates your corporate status as “default”.  Please advise us concerning your current corporate status and revise the disclosure in the document as necessary.

RESPONSE:

We acknowledge the Staff’s comment and confirm that our corporate status is now current and “Active” with the Nevada Secretary of State.

COMMENT:

Management’s Discussion and Analysis or Plan of Operation

15.
We note that you have budgeted different amounts for each of your milestones depending on whether you raise the minimum proceeds, 50% of the maximum proceeds or 100% of the maximum proceeds.  Please clarify in your disclosure the degree which you will fulfill each milestone based on the different budgeted amounts.  For example, you indicate that if you achieve the minimum proceeds, you will have $500 available to acquire freelance expertise to enhance your personality packages.  If you achieve 50% of the maximum proceeds, you will have $4,000 and if you achieve the maximum proceeds, you will have $9,000 available.  Please describe the work on the milestone you will complete if you spend %500, $4,000 or $9,000.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified our filing to disclose the degree which we will fulfill each milestone based on the different budgeted amounts.  We have provided a copy of the discussion as it now appears in the “Management’s Discussion and Analysis of Plan of Operation” section in the amended filing below.

Minimum Offering proceeds raised of $30,000 (less the offering expenses estimated at $10,500 and $19,500 net remains for furthering the business of the Company) is budgeted to sustain operations for a twelve-month period.  The minimum amount is sufficient to keep the Company current with its public listing status with prudently budgeted funds remaining which will be sufficient to complete the programming and development of our Restaurant Industry Personality Package.  At this minimum raise the programming and software engineering work will be primarily completed by our President Mr. Lizama.  Mr. Lizama has the background and expertise to complete these responsibilities as he is responsible for the oversight of all programming and software engineering work performed by any contracted workers.  Since we have no funds budgeted for the marketing at the minimum raise level our President Mr. Lizama has verbally agreed to fund the Company with up to $5,000 for marketing efforts which we feel is sufficient to promote our product to the marketplace.  Mr. Lizama, because he is the sole office and director, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.   At this level of funding we plan to offer our Restaurant Industry Package to the marketplace approximately seven to nine months following the closing of this offering.

If the Company were to raise 50% of the Maximum Offering which is $75,000 (less the offering expenses estimated at $10,500 and $64,500 net remains for furthering the business of the Company) then we would be able to implement our business plan as follows.  This level of raise is sufficient for the Company to complete the programming, development and marketing of the Restaurant Industry Personality Package and the Hospitality Industry Personality Package.  We plan to offer our products to the marketplace within seven to nine months following the closing of this offering.

In the event we are successful in raising the Maximum Offering of $150,000 (less the offering expenses estimated at $10,500 and $139,500 remains for furthering the business of the Company); this will enable the Company to implement our full business plan and offer our Personality Package to all three planned markets.  The funds raised will enable us to complete the programming, development and market the Restaurant Personality Package, the Hospitality Industry Personality Package, and the Health Care Industry Personality Package.  We plan to offer our products to the marketplace within seven to nine months following the closing of this offering.

If we begin to generate profits, we will increase our marketing and sales activity accordingly.  We anticipate starting generating profits approximately nine months following closing of the offering.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 30

16.
Your articles of incorporation identify Wendy Haviland as your initial director.  Please provide us with your analysis as to whether Ms. Haviland is a “promoter” as that term is defined in Rule 405 under the Securities Act of 1933.  Refer to Item 401(g)(1) and 404(d)(2) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we do not believe that Ms. Haviland is a “promoter” as that term is defined in Rule 405 under the Securities Act of 1933.  The State of Nevada requires an initial director for the filing of the initial Articles of Incorporation until the initial Officers and Directors List is filed.  Ms. Haviland served solely in this administrative purpose to file the initial Articles of Incorporation and was never a regular director or a promoter of the Company.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Uriel Lizama
Uriel Lizama